UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 31, 2012

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On August 31, 2012, Dollar Tree, Inc. issued a press release regarding the Company's participation in the 19th Annual Goldman Sachs Global Retailing Conference being held on September 5 – 6, 2012, at The Plaza Hotel, New York, New York. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press release dated August 31, 2012 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: September 4, 2012

By: /s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated August 31, 2012 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE TO PRESENT AT THE 19th ANNUAL GOLDMAN SACHS GLOBAL RETAILING CONFERENCE

CHESAPEAKE, Va. – August 31, 2012 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, will participate in the 19th Annual Goldman Sachs Global Retailing Conference being held on September 5 – 6, 2012, at The Plaza Hotel, New York, New York. Dollar Tree's presentation is scheduled for Thursday, September 6, at approximately 8:15 am EDT. Bob Sasser, President and CEO, will discuss Dollar Tree's business and growth plans. A live audio-only web cast of the Company's presentation at the Goldman Conference will be available on Dollar Tree's web site, www.dollartreeinfo.com/investors/news/events/. A replay will be available within 24 hours of the presentation and can be accessed at the same location. This replay will be available until midnight Thursday, September 13, 2012.

CONTACT: Dollar Tree, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com